SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No. )

                                  OPTIBASE LTD.
                                (Name of Issuer)

                                 Ordinary Shares
                                 ---------------
                         (Title of Class of Securities)

                                    M7524R108
                                 (CUSIP Number)

                             Linda C. Williams, Esq.
                          Pillsbury Madison & Sutro LLP
                                50 Fremont Street
                             San Francisco, CA 94105
                            Telephone: (415) 983-7334
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages


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

1.         NAMES OF REPORTING PERSONS:                                                                    JOHN KROOSS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):                                Not applicable
---------------------------------------------------------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a) / /
                                                                                                       (b) /X/
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3.         SEC USE ONLY

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                                                                                                                   OO
4.         SOURCE OF FUNDS:

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)          / /

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                                                                                                         U.S. CITIZEN
6.         CITIZENSHIP OR PLACE OF ORGANIZATION:

---------------------------------------------------------------------------------------------------------------------
                                                                                                              944,723
                               7.     SOLE VOTING POWER:
          NUMBER OF
                               --------------------------------------------------------------------------------------
           SHARES              8.     SHARED VOTING POWER:
        BENEFICIALLY
                               --------------------------------------------------------------------------------------
        OWNED BY EACH          9.     SOLE DISPOSITIVE POWER:                                                 944,723
          REPORTING
                               --------------------------------------------------------------------------------------
         PERSON WITH           10.    SHARED DISPOSITIVE POWER:

----------------------------------------------------------------------------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                                                        944,723
           REPORTING PERSON:
----------------------------------------------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                                                         / /

           John Krooss disclaims beneficial ownership of 104,968 Ordinary Shares which are beneficially owned by a Trust for the benefit of his children
---------------------------------------------------------------------------------------------------------------------
                                                                                                                7.78%
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
           (11):

---------------------------------------------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON:                                                                               IN
---------------------------------------------------------------------------------------------------------------------


                               Page 2 of 7 Pages

ITEM 1.    Security and Issuer.
           -------------------

           This Statement relates to ordinary shares, par value NIS 0.13 per share ("Ordinary Shares"), of Optibase Ltd. (the "Issuer"). The address of the Issuer's principal executive offices is 7 Shenkar St., P.O. Box 2170, Herzliya, 46210 Israel.

ITEM 2.    Identity and Background.
           -----------------------

           This Statement is being filed by John Krooss, an individual, whose principal occupation or employment is as Chief Technology Officer of the Issuer. His principal office address is 1750 Space Park Way, Mountain View, CA 94043. Mr. Krooss is a citizen of the United States of America.

           During the past five years, Mr. Krooss has not been (i) convicted in any criminal proceeding; or (ii) been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Krooss was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           Pursuant to the Agreement and Plan of Reorganization, dated as of December 1, 2000 (the "Merger Agreement"), filed as
           Exhibit 1 to this Statement, by and among Issuer, Vodka Acquisition Corp. ("Sub"), a Delaware corporation and a wholly-owned subsidiary of Optibase Inc., which in turn is a wholly-owned subsidiary of Issuer, Viewgraphics Incorporated, a California S corporation (the "Company"), John Krooss, an individual ("John Krooss"), and the Krooss 2000 Children's Trust, a California trust for the benefit of the John Krooss's children, of which Anne Libbin is trustee (the "Trust"), the Sub was merged with and into the Company, the separate corporate existence of Sub ceased and the Company continues as the surviving corporation and as a wholly-owned subsidiary of Optibase Inc. (the "Merger"). On December 4, 2000, as a result of the Merger John Krooss received a total of 944,723 Ordinary Shares, of which 747,323 Ordinary Shares were placed in escrow pursuant to the Escrow Agreement, dated as of December 4, 2000 (the "Escrow Agreement"), filed as Exhibit 2 to this Statement, by and among Issuer, John Krooss, the Company and American Stock Transfer & Trust Company, as escrow agent and transfer agent. The Trust received an aggregate of 104,968 Ordinary Shares, all of which were placed in escrow pursuant to the provisions set forth in the Escrow Agreement. Mr. Krooss disclaims beneficial ownership of the Ordinary Shares received by the Trust.

           Mr. Krooss entered into an Employment and Non-Competition Agreement,

                               Page 3 of 7 Pages
           dated as of December 4, 2000, which also contains transfer restrictions on the Ordinary Shares to be distributed to Mr. Krooss.

           The Merger Agreement provides that Mr. Krooss shall be a Director of the Issuer. While Mr. Koss does not believe that he has acquired the Ordinary Shares with any purpose, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect, he is filing this report on Schedule 13D rather than
           Schedule 13G because of his position as Director of the Issuer.

ITEM 4.    Purpose of the Transaction.
           --------------------------

           Mr. Krooss will hold the Ordinary Shares as an investment. In addition to the provisions of the Escrow Agreement, the Ordinary Shares were issued pursuant to an exemption under the Securities Act of 1933, and therefore are subject to restrictions on public resale absent registration. Depending on Mr. Krooss's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, Mr. Krooss will from time to time explore opportunities for liquidating all or a portion of the Ordinary Shares, subject to the limitations described above, through one or more sales pursuant to public or private offerings or otherwise. In such event, Mr. Krooss may determine to retain some portion of the Ordinary Shares as an investment.

ITEM 5.    Interest in Securities of the Issuer.
           ------------------------------------

           The information contained in Item 4 is incorporated herein by this reference.

           (a) Number of Shares Beneficially Owned:            See Item 4

               Right to Acquire:

               Percent of Class:

           (b) Sole Power to Vote, Direct the Vote of, or      See Item 4
               Dispose of Shares:

           (c) Recent Transactions:                            Not applicable

           (d) Rights with Respect to Dividends or Sales       Not applicable
               Proceeds:

           (e) Date of Cessation of Five Percent Beneficial    Not applicable
               Ownership:

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with
           -------------------------------------------------------------
           Respect to Securities of the Issuer.
           -----------------------------------

           The information contained in Item 4 is incorporated herein by reference. Exhibits 1 and 2 set forth the Merger
           Agreement and the Escrow Agreement.

                               Page 4 of 7 Pages

ITEM 7.    Material to be Filed as Exhibits.
           --------------------------------

           Exhibit 1            Agreement and Plan of Reorganization
           Exhibit 2            Escrow Agreement

                               Page 5 of 7 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 13, 2000




                                   --------------------------------------------
                                   JOHN KROOSS


                               Page 6 of 7 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.   Document
-----------   --------

Exhibit 1     Agreement and Plan of Reorganization, dated as of December 1, 2000

Exhibit 2     Escrow Agreement, dated as of December 4, 2000


                               Page 7 of 7 Pages